Correspondence

Michael A. Goldstein mgoldstein@beckerlawyers.com Phone: (212) 440-5988 45 Broadway, 17th Floor New York, New York 10006

July 25, 2022

Via EDGAR

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Ms. Doris Stacey Gama Mr. Joseph McCann Ms. Christine Torney Mr. Brian Cascio

Re:	Mana Capital Acquisition Corp Registration Statement on Form S-4 Filed May 31, 2022 File No. 333-265308

Dear Ms. Gama, Mr. McCann, Ms. Torney and Mr. Cascio:

On behalf of our client, Mana Capital Acquisition Corp, a Delaware corporation (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 5, 2022 on the Company’s Registration Statement on Form S-4 filed on May 31, 2022 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting Amendment No. 1 to its registration statement on Form S-4 (the “Amended Registration Statement”) with exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amended Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amended Registration Statement.

Registration Statement and Proxy Statement on Form S-4

Do any of MANA’s directors or officers have interests that may conflict with my interests with respect to the Business Combination?, page 3

1.	Please clarify whether Mr. Intrater is covered by the indemnity contained in the Business Combination Marketing Agreement.

In response to the Staff’s comment, the Company has revised the disclosure in the Amended Registration Statement on page 3 in accordance with the Staff’s comment.

2.	Please file as an exhibit the agreement whereby the Sponsor has agreed to transfer securities to Mr. Intrater, or advise.

In response to the Staff’s comments, the Company has filed the agreement between the Sponsor and Mr. Intrater as Exhibit 10.12 to the Amended Registration Statement.

Cardio, page 11

3.	Revise the Summary presentation to explain and highlight that FDA has not approved or cleared Cardio’s product or evaluated any of the performance claims presented here or in the Business section. To the extent that FDA has not cleared or approve any epigenetics- based clinical tests, please revise to highlight this information.

The Company acknowledges the Staff’s comment and has revised the disclosure in the Amended Registration Statement to explain and highlight that the FDA has not approved or cleared Cardio’s product or evaluated any of the performance claims presented in this filing. See pages 11 and 109 of the Amended Registration Statement.

4.	Please provide us support for your disclosure that Cardio has commercialized the tests. In this regard, we note the disclosure that Cardio introduced the product for market testing in 2021 and that Cardio did not report any revenues for the first quarter of 2022. Also, revise the Business section where appropriate to discuss the sales and marketing of this product. Given that the FY2021 financial statements reflect an accounts receivable balance at 12/31 equal to the revenues for the entire year, tell us whether the sales were made to one or a few customers.

The Company acknowledges the Staff’s comment and has revised the disclosure in the Amended Registration Statement to discuss the sales and marketing of Cardio’s product. See pages 11, 115, and 117-119 of the Amended Registration Statement. Further, the Company advises the Staff in support of the disclosure that Cardio has commercialized its test product.

Risks Related to Cardio's Intellectual Property Certain core technology of Cardio..., page 31

5.	Please revise to explain here, and elsewhere as applicable, the scope of the initial work as well as the follow-on work. Discuss the term and termination provisions of the University of Iowa licenses.

The Company acknowledges the Staff’s comment and has revised the disclosure in the Amended Registration Statement to explain the scope of the work pursuant to the University of Iowa licenses and to discuss the term and termination provisions of these licenses. See pages 32 and 121-122 of the Amended Registration Statement.

The Cardio Private Placement, page 64

6.	Revise to indicate whether the actual size and the material terms of the PIPE will be known and disclosed prior to MANA’s shareholder vote. Explain the impact of the potential Cardio private placement on the merger consideration. Also, tell us your basis for the assumption disclosed on page 63 and elsewhere concerning Cardio raising $10 million. In this regard, we note the disclosure on page 82 indicates that the closing condition for the PIPE investment stands at $4.5 million. Also, tell us the identity of the placement agent.

The Company acknowledges the Staff’s comment and has revised the disclosure in the Amended Registration Statement to address the questions raised in Staff’s comment. See pages 70 and 75 of the Amended Registration Statement. In addition, the Company notes that the revisions it has incorporated to address this comment refer to the Cardio private placement rather than the potential PIPE investment, which, as described on pages 12 and 91, is a separate transaction that is contemplated to occur following the closing of the Business Combination.

Background to Negotiations with Cardio, page 71

7.	Your disclosure on page 71 indicates that Benchmark's opinion addresses fairness to stockholders "unaffiliated with the Sponsor of MANA or its affiliates." Please reconcile this disclosure with the last sentence of the fairness opinion which states that the consideration is fair to the Company’s shareholders from a financial point of view. As applicable, please revise the disclosure on page 17 to clarify that the fairness opinion addresses fairness to stockholders and explain how that differs from an opinion that specifically addresses fairness to the unaffiliated stockholders.

The Company acknowledges the Staff’s comment and has revised the disclosure in the Amended Registration Statement to respond to Staff’s comments concerning the fairness opinion. See page 77 of the Amended Registration Statement.

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8.	Revise to discuss briefly on pages 67-68 Cardio’s Merger Agreement with I-On. Without limitation, discuss how the Cardio business was valued for purposes of that merger agreement and the reason(s) why the merger was not consummated.

The Company acknowledges the Staff’s comment and has revised the disclosure in the Amended Registration Statement to discuss the Merger Agreement between Cardio and I-On Digital and the termination thereof. See pages 73 and 129-130 of the Amended Registration Statement.

9.	Please revise the Background section to detail the negotiations concerning Cardio’s valuation and the merger consideration. Discuss Cardio’s basis for the $175 million valuation as well as MANA’s basis for the $75 million valuation.

The Company acknowledges the Staff’s comment and has revised the disclosure in the Amended Registration Statement to further detail the negotiation’s concerning the valuation of Cardio. See page 74 of the Amended Registration Statement.

10.	Please revise the discussion at the bottom of page 68 to explain in greater detail each of the four primary concerns of diligence and how MANA reached the conclusion that it would be a feasible transaction. Similarly revise the second paragraph on page 70 and elsewhere to identify the due diligence matters that arose and how they were addressed in the merger agreement.

The Company acknowledges the Staff’s comment and has revised the disclosure in the Amended Registration Statement to include greater detail about MANA’s due diligence process. See pages 74 - 76 of the Amended Registration Statement.

11.	With respect to the negotiations and discussions conducted during the May 18 to May 26 period, please revise to explain the specific changes and modifications sought by each of the parties. For instance, and without limitation, please disclose the representations that Cardio agreed to provide concerning its business, operations and financial condition.

The Company acknowledges the Staff’s comment and has revised the disclosure in the Amended Registration Statement to include additional detail regarding the specific changes sought by the parties to the Merger Agreement. See pages 75 - 76 of the Amended Registration Statement.

12.	Please revise the discussion of Cardio’s growth plans and the cash closing condition. In particular, disclose the amount that MANA believed was necessary for Cardio to achieve its growth plan and the reason MANA sought to reduce the closing condition amount.

The Company acknowledges the Staff’s comment and has revised the disclosure in the Amended Registration Statement to address Staff’s comment. See pages 75 - 76 of the Amended Registration Statement.

MANA’s Board of Directors’ Reasons …, page 71

13.	Please revise to disclose the financial projections that Cardio presented to the MANA Board or its advisors, including the forecasts for the December 31, 2022 to 2026 time periods. As applicable, disclose the date(s) when Cardio presented each set of projections to you or your advisors and any material assumptions that served as a basis for Cardio’s or MANA’s financial model.

The Company acknowledges the Staff’s comment and has revised the disclosure in the Amended Registration Statement to include the financial projections of Cardio and the additional information requested by Staff in this comment. See pages 81 - 85 of the Amended Registration Statement.

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14.	We note the disclosure that the MANA Board did not rely on Cardio’s financial projections as a determinative factor in its decision to enter into the Merger Agreement. Please further revise to discuss what consideration, if any, the MANA Board gave to Cardio projections. Discuss whether the MANA Board and/or Benchmark found any of Cardio’s projections to be unreasonable and/or modified the Cardio projections when developing their own financial model.

The Company acknowledges the Staff’s comment and has revised the disclosure in the Amended Registration Statement to address the Staff’s comment. See pages 81- 82 of the Amended Registration Statement.

Interests of Certain MANA-Related Persons in the Business Combination, page 75

15.	Please revise to identify your “initial stockholders.”

The Company acknowledges the Staff’s comment and has revised the disclosure in the Amended Registration Statement to identify is initial stockholders. See page 86 of the Amended Registration Statement.

16.	Please revise to present separately Mr. Intrater’s financial interest in the Business Combination. Include in the presentation the potential value of the sponsor shares and private warrants discussed in the penultimate paragraph on page 63. Given the disclosure that Mr. Intrater is a Managing Director at Ladenburg, Thalmann & Co., Inc., please disclose whether he would directly or indirectly receive any of the deferred underwriting commission, Business Combination Marketing fees, or any other potential payments to Ladenburg.

The Company acknowledges the Staff’s comment and has revised the disclosure in the Amended Registration Statement to address the matters raised in Staff’s comment. See pages 86 - 87 of the Amended Registration Statement.

The Potential PIPE Investment, page 80

17.	Tell us why the parties are seeking to conduct an additional PIPE after the Business Combination, and how the $3 million value was chosen. Also, revise to clarify the parties who will cooperate with the combined company to consummate a PIPE Investment.

The Company acknowledges the Staff’s comment and has revised the disclosure in the Amended Registration Statement to include the information requested in this comment. See pages 12 and 91 of the Amended Registration Statement. The Company and Cardio are seeking to conduct an additional PIPE of $3 million following the closing of the Business Combination in support of efforts to enter into a strategic business relationship. The $3 million value referenced in this section of the Amended Registration Statement will be supportive of, but is not necessary to the business plans of Cardio, during the period to December 31, 2023. $3 million is the cash amount that the potential strategic counterparty has proposed and is presently considering investing in the combined entity and reflects the potential opportunity that the potential strategic counterparty envisages from such a strategic business relationship.

Information about Cardio, Page 97

18.	Please tell us your basis for indicating that the June 2021 study independently validated the performance of the Epi+Gen CHD™ product. In this regard, it appears that Cardio’s CEO was the lead author of the referenced study. To the extent that an external study was also conducted, please revise to clearly identify that study and provide details so that investors can assess it.

The Company acknowledges the Staff’s comment and has revised the disclosure in the Amended Registration Statement to address the Staff’s comment. See pages 112, 114 and 119 of the Amended Registration Statement. The Company notes that the disclosure referenced in the Staff’s comment has been revised to clarify that the June 2021 study was a peer-reviewed study regarding the performance of the Epi+Gen CHD™ product.

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19.	Please revise to disclose Cardio’s plans for the proceeds to be received in connection with the Business Combination. To the extent that the proceeds could vary materially, please present the uses under various scenarios. Also, revise to discuss here and on page 124 whether the proceeds in all instances would be sufficient to (i) fund the company for the 12 months following closing and (ii) launch the saliva-based version of the product that Cardio intends to launch in 2023.

The Company acknowledges the Staff’s comment and has revised the disclosure in the Amended Registration Statement to describe Cardio’s plans for the proceeds to be received in the Business Combination. The Company has also included additional disclosure in the Amended Registration Statement to address the matters raised by the Staff in this comment concerning the sufficiency of the proceeds. See pages109 and 138 of the Amended Registration Statement.

Products, page 99

20.	You state that the upon completion of laboratory profiling of the EPI+Gen CHD™ biomarker panel, the data is interpreted using Cardio's ML/AI risk calculator. Please expand to disclose what Cardio's ML/AI risk calculator is screening for, ranges of risk scores, and what risk scores consider a patient to be at risk of cardiovascular diseases. You also state that such test is capable of assessing near-term risk of CHD (three-years). Please expand to include if such test is recommended to be taken every three years for assessing cardiovascular disease risks.

The Company acknowledges the Staff’s comment and has revised the disclosure in the Amended Registration Statement to address the topics raised by Staff in this comment. See pages 113 – 115 of the Amended Registration Statement.

21.	You state that in addition to the licensed technology, Cardio has other patent applications pending. Please state the number of pending patent applications and further state if these pending patents will be owned by the University of Iowa or Cardio.

The Company acknowledges the Staff’s comment and has revised the disclosure in the Amended Registration Statement to address the topics raised by Staff in this comment. See pages 115, 119, and 121 - 122 of the Amended Registration Statement.

Cardio’s Market Opportunity, page 101

22.	Please revise to identify the source for the $31.5 billion projection for the global CVD diagnostics market.

The Company acknowledges the Staff’s comment and has revised the disclosure in the Amended Registration Statement concerning its assessment of the market opportunity for the global cardiovascular diagnostic testing market. See page 117 of the Amended Registration Statement.

Intellectual Property, page 105

23.	With reference to the disclosure on page 103, please revise to discuss each of the three patent families, including the Core Technology covered by the University of Iowa license. Clarify whether the Artificial Intelligence aspect of the technology is covered by any patents and/or patent applications.

The Company acknowledges the Staff’s comment and has revised the disclosure in the Amended Registration Statement to address the topics raised by Staff in this comment. See pages 121 - 122 of the Amended Registration Statement.

24.	You state that Cardio currently uses a variety of non-exclusive licensed technologies owned by third parties, including Thermo Fisher Scientific, Bio-Rad Laboratories, and Amazon Web Services. Please revise, as applicable, to include a risk factor regarding the risk that these third parties could amend the terms of these agreements and/or terminate them, and the effect this may have on Cardio’s business.

The Company acknowledges the Staff’s comment and has revised the disclosure in the Amended Registration Statement to address the topics raised by Staff in this comment. See pages 32 and 123 of the Amended Registration Statement. Further, the Company has been advised that Cardio has determined that the non-exclusive agreements with the parties referenced in this comment are not material contracts related to its business and as such, these entities are no longer specifically referenced in the registration statement.  The Company respectfully submits that it does not believe that disclosure specific to these entities is warranted.

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Laboratory-Developed Tests, page 107

25.	We note your disclosure that “Cardio believes” the test that Cardio currently offers is a laboratory-developed test, or “LDT.” Please revise to clarify whether Mana Capital Acquisition Corp. shares this same belief and discuss, where appropriate in the proxy/prospectus, what, if any, due diligence MANA or its representatives conducted to reach a conclusion on this matter.

The Company acknowledges the Staff’s comment and has revised the disclosure in the Amended Registration Statement to address the topics raised by Staff in this comment. See page 74 of the Amended Registration Statement.

26.	Expand the discussion to explain how the current test is developed, validated and performed within a single laboratory, particularly given your disclosure at the bottom of page 23 discusses use of a contract manufacturer in Michigan and testing performed in a laboratory in Missouri.

The Company acknowledges the Staff’s comment and has revised the disclosure in the Amended Registration Statement to address the topics raised by Staff in this comment. See page 115 of the Amended Registration Statement. The expanded disclosure clarifies that development, validation and performance, which is performed in a single laboratory, is distinct from the services of contract manufacturers, which are providing reagents and other testing materials sourced by the laboratory.

27.	Please revise to update your disclosure concerning the VALID Act and the VITAL Act as well as the potential impact on regulation of Cardio’s business.

The Company acknowledges the Staff’s comment and has revised the disclosure in the Amended Registration Statement to address the topics raised by Staff in this comment. See page 125 of the Amended Registration Statement. The Company has been advised by Cardio that there have been no further developments with the VITAL Act since its introduction in May 2021. Moreover, the Company has been advised by Cardio that the VITAL Act does not appear to be under active consideration, as evidenced by the fact that (unlike the VALID Act) the VITAL Act has not been referred to the Senate Committee on Health, Education, Labor and Pensions and has not been included in the FDA Safety and Landmark Advancements legislation. The Company has been advised by Cardio that, consequently, Cardio does not believe there is any additional disclosure to be provided with respect to the VITAL Act.

Exhibits

28.	With reference to Regulation S-K, Item 601, please file the material contracts relating to Cardio’s business. For instance, and without limitation, please file the license agreements with University or Iowa as well as the agreements with InTeleLabs, IBI Scientific and MOgene, which you discuss on page 99.

In response to the Staff’s comments, the Company has filed the license agreement with the University of Iowa as an Exhibit 10.11 to the Amended Registration Statement, but has redacted specific portions of the exhibits to that agreement, in accordance with the requirements of Item 601 of Regulation S-K.  In addition, the Company has been advised that Cardio has determined, in accordance with the requirements of Item 601 of Regulation S-K, that it is not a party to any other material contracts related to its business and none others will be filed, including any agreements with InTeleLabs, IBI Scientific and MOgene or any other counterparty. Consistent with this assessment, Cardio’s agreements with InTeleLabs, IBI Scientific and MOgene are no longer referenced in the section of the registration statement on Form S-4 captioned Information about Cardio.

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General

29.	We note that Ladenburg, Thalmann & Co., Inc., and I-Bankers Securities, Inc. were underwriters for the initial public offering of the SPAC, and that Ladenburg and Benchmark served as financial advisers to the SPAC in connection with the proposed business combination transaction with Cardio. We also note press reports that certain financial advisors are ending their involvement in SPAC business combination transactions. Please tell us, with a view to disclosure, whether you have received notice from any of these institutions about them ceasing involvement in your transaction and how that may impact your deal or any deferred compensation owed to such company. In addition, identify if any financial advisor served Cardio, or any other financial advisor served the SPAC, in connection with the proposed transaction, and provide similar disclosure as applicable.

The Company acknowledges the Staff’s comment and supplementally advises Staff that it has not received notice from the underwriters for its initial public offering about them ceasing involvement with the Company and the proposed Business Combination. Accordingly, the Company anticipates that the underwriters will be entitled to the deferred compensation payable under the Business Combination Marketing Agreement. In addition, in connection with the Business Combination, MANA has engaged The Benchmark Company, LLC as its financial advisor. The Benchmark Company, LLC has not notified MANA about ceasing involvement in the transaction and the Company expects that such firm would be entitled to the compensation payable to it under its engagement agreement.

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Thank you for your assistance in this matter. Please contact the undersigned or Jie Chengying Xiu with any questions or further comments. Our email addresses are, respectively, jxiu@beckerlawyers.com and mgoldstein@beckerlawyers.com.

Very truly yours,

Becker & Poliakoff, LLP

By:	/s/ Michael A. Goldstein, Esq.

cc:	Jonathan Intrater (Mana Capital)
Jie Chengying Xiu, Esq. (Becker)
P. Rupert Russell, Esq. (Shartsis Friese LLP)

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